UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-41836

Birkenstock Holding plc

(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Offering of Senior Notes due 2033 by Birkenstock Group B.V. & Co. KG and certain announcements in connection therewith

On June 15, 2026, Birkenstock Holding plc (NYSE: BIRK) (the “Company” and, together with its subsidiaries, the “Group”) announced an offering (the “Offering”) of €900,000,000 in aggregate principal amount of senior notes due 2033 (the “Notes”) by Birkenstock Group B.V. & Co. KG, an indirect wholly-owned subsidiary of the Company (the “Issuer”) and certain other information related to the Offering. The Notes are expected to be guaranteed on the issue date on a senior unsecured basis by certain of the Company’s subsidiaries.

Application will be made to The International Stock Exchange Authority Limited for the listing of and permission to deal in the Notes on the Official List of The International Stock Exchange.

The Issuer intends to use the gross proceeds from the Offering, directly or indirectly, (i) to redeem the €428.5 million of outstanding 5.25% Senior Notes due 2029 issued by Birkenstock Financing S.à r.l. (the “Existing Notes”), including any accrued and unpaid interest thereon, (ii) for financing any repurchases of the Company’s ordinary shares or, to the extent such share repurchases are commercially unreasonable or otherwise not feasible or preferable, refinancing other existing indebtedness of the Group and general corporate purposes, in each case as described in the press releases furnished as Exhibits 99.1 and 99.2 hereto and (iii) to pay fees and expenses associated with the foregoing transactions and certain amendments to the Group’s term and revolving facilities agreement.

There can be no assurance that the Issuer will be able to complete the Offering on the terms and conditions described herein or at all.

Copies of the press releases relating to the above matters are furnished as Exhibits 99.1 and 99.2 to this Report on Form 6-K and incorporated by reference herein.

The information in Exhibits 99.1 and 99.2 hereto is also incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-284905), filed with the U.S. Securities and Exchange Commission (the "SEC") on February 13, 2025, and Form S-8 (File No. 333-274968), filed with the SEC on October 13, 2023, in each case to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in this Report on Form 6-K (including Exhibits 99.1 and 99.2 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit Number	Description
99.1	Press Release of Birkenstock Holding plc, dated June 15, 2026 (Launch of the Offering).
99.2	Press Release of Birkenstock Holding plc, dated June 15, 2026 (Other Announcements).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: June 15, 2026	By:_/s/ Ruth Kennedy____________
Name: Ruth Kennedy
Title: Director